UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

CoSine Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

221222607
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners II, L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 221222607

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,631,384
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,631,384
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,631,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 221222607

1	NAME OF REPORTING PERSON STEEL PARTNERS II MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,631,384
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,631,384
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,631,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 221222607

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,631,384
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,631,384
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,631,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 221222607

1	NAME OF REPORTING PERSON WEBFINANCIAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,631,384
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,631,384
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,631,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 221222607

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,631,384
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,631,384
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,631,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 221222607

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 253,425
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 253,425
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 221222607

1	NAME OF REPORTING PERSON EMH HOWARD, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 221222607

1	NAME OF REPORTING PERSON J HOWARD, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 170,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 221222607

1	NAME OF REPORTING PERSON TERRY R. GIBSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 221222607

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 shall be deemed to amend and restate in their entirety Items 2, 3 and 5, add to Item 6 the existence of a new joint filing agreement among the Reporting Persons and add additional exhibits to Item 7 of the Schedule 13D.  The primary purpose of amending the Schedule 13D is to add WebFinancial L.P. as a Reporting Person as a result of the acquisition by WebFinancial L.P. of all the limited partnership interests of Steel Partners II, L.P. effective on January 1, 2009.

Item 2.	Identity and Background.

(a)           This statement is filed by Steel Partners II, L.P., a Delaware limited partnership (“Steel Partners II”), Steel Partners II Master Fund L.P., a Cayman Islands exempted limited partnership (“Steel Master”), Steel Partners LLC, a Delaware limited liability company (“Partners LLC”), WebFinancial L.P., a Delaware limited partnership (“Web L.P.”), Warren G. Lichtenstein, Jack L. Howard, Terry R. Gibson, EMH Howard, LLC, a New York limited liability company (“EMH”), and J Howard, Inc., a New York corporation (“J Howard”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Master is the owner of approximately 99% of the limited partnership interests in Web L.P.  Web L.P. is the sole limited partner of Steel Partners II.  Partners LLC is the manager of Web L.P., Steel Partners II and Steel Master.  The general partner of Steel Partners II has delegated to Partners LLC the exclusive power to vote and dispose of the securities held by Steel Partners II.  Warren G. Lichtenstein is the manager of Partners LLC.  Jack L. Howard is President of Partners LLC.  Mr. Howard controls J Howard and EMH.  Mr. Howard is also a director of the Issuer.  Terry R. Gibson is a Managing Director of SP Corporate Services LLC, a management company affiliated with Steel Partners II.  Mr. Gibson is also an executive officer and a director of the Issuer.  By virtue of these relationships, each of Steel Master, Partners LLC, Web L.P. and Mr. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of Partners LLC, as of the date hereof.

(b)           The principal business address of each of Steel Partners II, Partners LLC, Web L.P., Warren G. Lichtenstein, Jack L. Howard, EMH and J Howard is 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The principal business address of Terry R. Gibson is 61 East Main Street, Suite B, Los Gatos, California 95031.  The principal business address of Steel Master is c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(c)           The principal business of Steel Partners II, Steel Master, Web L.P. and Warren G. Lichtenstein is engaging in a variety of operating businesses.  The principal business of Partners LLC is serving as the manager of Web L.P., Steel Partners II and Steel Master.  The principal occupation of Jack L. Howard is serving as President of Partners LLC and serving as a principal of Mutual Securities, Inc., a registered broker dealer.  EMH and J Howard are family-owned holding companies whose principal business is investing in securities. Jack L. Howard is the sole officer and director of each of EMH and J Howard.  The principal occupation of Terry R. Gibson is serving as a Managing Director of SP Corporate Services LLC, a management company affiliated with Steel Partners II.

CUSIP NO. 221222607

(d)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Warren G. Lichtenstein, Jack L. Howard, Terry R. Gibson and the persons listed on Schedule A are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,631,384 Shares owned by Steel Partners II is approximately $5,879,896, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

The aggregate purchase price of the 76,625 Shares owned directly by Jack L. Howard is $193,861, including brokerage commissions.  The Shares owned directly by Mr. Howard were acquired with personal funds.  In addition, Mr. Howard currently beneficially owns 6,000 Shares subject to currently exercisable options.  The options owned by Mr. Howard were awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of the 500 Shares owned directly by EMH is $998, including brokerage commissions.  The Shares owned directly by EMH were acquired with working capital.

The aggregate purchase price of the 170,300 Shares owned directly by J Howard is $392,358, including brokerage commissions. The Shares owned directly by J Howard were acquired with working capital.

Mr. Gibson currently beneficially owns 100,000 Shares subject to currently exercisable options.  The options owned by Mr. Gibson were issued to him in his capacity as an executive officer of the Issuer.

Steel Partners II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,090,635 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 6, 2008.

CUSIP NO. 221222607

As of the close of business on January 2, 2009, Steel Partners II beneficially owned 2,631,384 Shares, constituting approximately 26.1% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel Master, Partners LLC, Web L.P. and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

As of the close of business on January 2, 2009, Jack L. Howard beneficially owned an aggregate of 253,425 Shares consisting of (i) 76,625 Shares owned directly by Mr. Howard, (ii) 6,000 Shares underlying currently exercisable options owned directly by Mr. Howard, (iii) 500 Shares owned by EMH, and (iv) 170,300 Shares owned by J Howard, constituting in the aggregate approximately 2.5% of the outstanding Shares.

As of the close of business on January 2, 2009, Terry R. Gibson beneficially owned 100,000 Shares underlying currently exercisable options, constituting less than 1% of the Shares outstanding.

Each of the Reporting Persons, as members of a “group” for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the Shares owned by the other Reporting Persons.

(b)           Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)            On December 11, 2008, EMH acquired 500 Shares from JL Howard, Inc., an affiliate of Mr. Howard, at a price of $1.67 per Share.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)            Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Steel Partners II, L.P., Steel Partners II Master Fund L.P., Steel Partners LLC, WebFinancial L.P., Warren G. Lichtenstein, Jack L. Howard, Terry R. Gibson, EMH Howard, LLC and J Howard, Inc., dated January 5, 2009.

99.2	2009 Powers of Attorney.

CUSIP NO. 221222607

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2009	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Manager

WEBFINANCIAL L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 221222607

/s/ Jack L. Howard
JACK L. HOWARD

/s/ Terry R. Gibson
TERRY R. GIBSON

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
Jack L. Howard Managing Member

J HOWARD, INC.

By:	/s/ Jack L. Howard
Jack L. Howard President

CUSIP NO. 221222607

SCHEDULE A

Executive Officers of Steel Partners LLC

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Sanford Antignas, Managing Director, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Michael Falk, Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022